Filed by Molecular Devices Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Axon Instruments, Inc.,
Commission File No.: 0-27316

MOLECULAR DEVICES CORPORATION

MODERATOR: DR. JOSEPH KEEGAN
April 23, 2004
11:00 A.M. EDT

The following transcript of the presentation by Molecular Devices Corporation on Friday, April 23, 2004 contains “forward-looking” statements, including statements related to potential future revenues and earnings and anticipated product launches, and those statements associated with Molecular Devices’ recent agreement to acquire Axon Instruments, including the ability of the combined company to achieve the anticipated benefits and synergies of the acquisition. Any statements in the following transcript that are not statements of historical fact may be deemed to be forward-looking statements. There are a number of important factors that could cause Molecular Devices’ results to differ materially from those indicated by these forward-looking statements, including, among others, risks detailed from time to time in Molecular Devices’ SEC reports, including risks related to variations in the amount of time that it takes for Molecular Devices to sell its products and collect accounts receivable, the timing of customer orders and Molecular Devices’ dependence on orders that are received and shipped in the same quarter, risks associated with developing new and enhanced products, and risks associated with acquisitions, including risks related to future opportunities and plans for the combined company and potential difficulties in the assimilation of operations, strategies, technologies and products of the acquired company. Molecular Devices discusses many of these risks and uncertainties in greater detail in its SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2003. Molecular Devices does not undertake any obligation to update forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Molecular Devices Corporation plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Molecular Devices and Axon expect to mail a Joint Proxy Statement/Prospectus to stockholders of Molecular Devices and shareholders of Axon containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Molecular Devices, Axon, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Molecular Devices by directing a request through the Investors portion of Molecular Devices’ website at www.moleculardevices.com or by mail to Molecular Devices Corporation, 1311 Orleans Drive, Sunnyvale, California, 94089, attention: Investor Relations, telephone: (408) 747-3533.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Molecular Devices files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Molecular Devices at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1- 800-SEC-0330 for further information on the public reference room. Molecular Devices’ filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Molecular Devices will solicit proxies from Molecular Devices’ stockholders in favor of the issuance of shares of Molecular Devices’ common stock in the merger. The directors and executive officers of Molecular Devices and the directors and executive officers of Axon may be deemed to be participants in Molecular Devices’ solicitation of proxies. Certain executive officers and directors of Axon have interests in the merger that may differ from the interests of stockholders generally. These interests will be described in the Joint Proxy Statement/Prospectus when it becomes available.

TRANSCRIPT

Joseph Keegan: Good morning and welcome to the Molecular Devices first quarter conference call. I am joined by Tim Harkness, our VP Finance and CFO, who will lead us through the financial discussion later in the call.

First, to review the formalities. Our discussion today contains “forward-looking” statements, including statements related to potential future revenues, earnings, anticipated product launches and statements associated with our recent agreement to acquire Axon Instruments, including the ability of the combined company to achieve the anticipated benefits and synergies of the acquisition. Any statements in this conference call that are not statements of historical fact may be deemed to be forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by these forward-looking statements, including, among others, risks detailed from time to time in our SEC reports. Molecular Devices does not undertake any obligation to update forward-looking statements.

I am pleased to announce that this was the best first quarter in MDC history. Revenues grew 11% to $27.3 million and EPS grew 100% to $0.10. While we have been relatively cautious on the macro-environment in prior quarters, we now feel more optimistic about the state of our end markets. Direct feedback from our sales force along with improving performance in key product lines leads us to believe that customers have turned a corner in spending on life sciences and drug discovery technology. We also continue to believe, however, that new technology introduction will be the key to stimulate above market growth for Molecular Devices in the future.

On a product line basis, the biggest story this quarter was the performance of IonWorks, which posted its second biggest quarter in history. Continued expansion in the IonWorks HT installed base also led to the largest revenue quarter in history for PatchPlates, our proprietary IonWorks consumable product. After over a year in the market, we believe that we have made great strides in establishing this system as the industry standard for higher throughput ion channel research. Our broadening customer base is successfully using the HT in a variety of important secondary screening and safety profiling applications, and we continue to get positive feedback on the system performance from the installed base. We remain optimistic about the uptake of the HT over the long-term as we seek to deepen market acceptance of this revolutionary technology.

Another bright spot for us this quarter was the performance of drug discovery consumables. HTS reagent kits, which are the biggest growth driver in our consumable business, were significantly above plan. HTS reagents, which include FLIPR and IMAP kits, grew 57% in Q1 after posting full-year growth of 53% in 2003. We continue to believe that increasing consumable revenues will be one of our main growth drivers in future quarters.

FLIPR was slightly below plan this quarter, but we are optimistic about the anticipated launch of FLIPR Tetra, which we expect later this quarter. FLIPR Tetra is the fourth generation of FLIPR, but it is the first time that we have completely redesigned the entire platform. Tetra is the first and only instrument that will enable calcium and membrane potential assays in 1536 well microplates. It also enables a variety of new applications through the use of multiple wavelength excitation sources and is a configurable system that can address a wide variety of throughput and price point needs. Finally, it has been designed to provide the robustness required in a drug discovery factory and to minimize required facility upgrades. We continue to believe that the FLIPR franchise is one of the strongest in all of drug discovery, and we believe the Tetra will allow us to continue to extend this franchise well into the future.

Our Life Sciences segment grew 19% in the quarter due to the continued strong performance by SpectraMax M2 multimode bench-top plate reader and the Meta suite of cellular imaging products. The demand for M2 has turned out to be stronger than for any other plate reader launch in our history. We continue to feel very good about the diversification of our product portfolio in Life Sciences and are optimistic that we will be able to continue to sustain growth in this segment through continued product innovation.

From a strategic standpoint, we are very excited about our recent agreement to acquire Axon Instruments. Through this acquisition, Molecular Devices would be entering two new markets, cellular neurosciences and genomics, serving each with industry-leading platforms from Axon. The cellular neurosciences products fit well with our existing Life Sciences business and would give us the benefit of Axon’s excellent reputation among patch clamp customers. Axon’s array scanners are a natural expansion of our current product portfolio, as they are used extensively in pharmaceutical, biotech and academic environments, often as an upstream step in the same discovery processes as our products. In high throughput imaging and electrophysiology, the two companies have complementary product lines that would be combined to provide customers with a full range of solutions. Axon’s PatchXpress system offers automated patch clamping with lower throughput but greater flexibility than Molecular Devices’ IonWorks HT. Axon’s ImageXpress high throughput imaging system addresses similar applications as Molecular Devices’ Discovery-1, but using a different technical approach.

We are particularly enthusiastic about the new product development potential that this combination would offer. At a basic level, the core competency of both organizations is the detection of biological events. Both companies have world-class engineering capabilities and similar views of the emerging opportunities in high throughput imaging and electrophysiology. Because of our complementary skills and efforts in these areas, we expect to achieve product development synergies while accelerating our ability to bring innovative new products to market. In addition, we anticipate significant benefits from leveraging our worldwide sales and marketing organization to improve the distribution of existing Axon products.

We feel very good about the beginning of 2004. We have a renewed optimism about our markets; we are seeing good performance in key product lines and with our agreement to acquire Axon, we have taken an important step towards achieving our strategic goal of becoming the leading supplier of innovative solutions for drug discovery and life sciences research.

Now, I’ll turn the call over to Tim to discuss the financial results and guidance.

Timothy Harkness: Thanks, Joe.

First, the revenue breakdown. The Drug Discovery segment, which includes cell analysis and HTS systems, accounted for $10.6 million in revenue for the quarter. This is 1% growth compared to Q1 last year and represents 39% of total revenues. Strong performance in IonWorks and drug discovery consumables was offset by a particularly weak Analyst quarter.

The Life Sciences segment, which includes benchtop detection, liquid handling and software, reported $16.7 million in revenues for the quarter, or an increase of 19% over last year. As Joe discussed, growth in this segment was driven by M2 and the Meta series of cellular imaging products.

Consumables, which are recorded in both Drug Discovery and Life Sciences segments, represented 21% of revenues during the quarter and grew 23% over prior year. As Joe mentioned, HTS reagent kits and PatchPlates are the main consumables growth drivers.

On a geographic basis, North America represented 56% of total revenue during the quarter, Europe was 29%, and rest of world was 15%. Rest of world was the fastest growing region due to a record quarter for Meta products in Japan. Currency translation contributed approximately 4% to the overall business during the quarter.

Gross margins were on plan at 62.5%. We expect that gross margins will remain between 62% and 63% throughout 2004.

R&D spending decreased by $500,000 on a sequential basis, and decreased to 15% of revenues from 19% in Q1 of last year. We expect R&D to be between 14% and 15% of revenues in the second quarter. Our goal for 2004 is to hold R&D spending at approximately 2003 levels in absolute dollars, which would keep it below 15% of sales based on our current revenue expectations.

SG&A expense decreased by $1.4 million on a sequential basis and remained relatively stable as a percentage of revenues compared to first quarter last year at near 40%. We expect SG&A spending will be less than 38% of revenues in the second quarter, and our goal for 2004 is to hold SG&A near 36% of sales for the entire year.

Our balance sheet remained very healthy during the quarter. DSO was 71 days; a significant improvement compared to 85 days at the end of Q1 last year. Inventory remained flat in dollars compared to Q4, but inventory turns decreased to 2.4 times from 2.9 times at the end of Q4.

Operating cash flow was $2.5 million during the quarter and free cash flow was $1.9 million. In addition, we used $12 million to repurchase 630,000 shares under our stock repurchase program. This was the final authorized purchase under our 3 million share buy-back program.

And finally to our guidance. We are establishing guidance for the second quarter of 2004 and reaffirming our previous guidance for the full year 2004. We anticipate revenues of $31-$33 million and fully diluted EPS of $0.15-$0.17 for the second quarter. For the full year 2004 we expect revenues of $125-135 million and fully diluted EPS of $0.65-$0.75. If the Axon transaction closes by the end of the second quarter of this year, we would anticipate increasing our revenue guidance for the second half of 04 by approximately $20 million, bringing it to a range of between $145 and $155 million for the full year. We expect that the transaction would be neutral to our $0.65-$0.75 EPS guidance for 04. While we haven’t established guidance for 2005, we expect that the transaction would be accretive to the EPS generated by MDC on a stand-alone basis. We would anticipate providing initial 2005 guidance in our third quarter earnings release consistent with our past practice.

Now we will open the conference call to questions.

MOLECULAR DEVICES CORPORATION

Moderator: Joseph Keegan
April 23, 2004
10:00 a.m. CT

Operator: Thank you. Today’s question and answer session will be conducted electronically. If you would like to ask a question, you may do so by pressing the star key followed by the digit one, on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We will proceed in the order that you signal us and take as many questions as time permits. Once again, press star one if you have a question.

We’ll take our first question today from Paul Knight with Tom Weisel Partners.

(Ross Mukin): Hi guys. It’s actually (Ross Mukin) for Paul.

Timothy Harkness: Hi Ross.

(Ross Mukin): I just wanted to touch upon your comment with regards to strengthening in the end markets. Is this something that we saw where it was strong in January and continued to be strong through March? Or did it kind of improve throughout the quarter?

Joseph Keegan: I would say every month, there was no weakness across the quarter and no, as is typically the case, that we do have some hockey stick in place, but does lead to increased business as the quarter moves along. But I would say that there was little weakness across the quarter, just chronologically.

(Ross Mukin): And could you just talk about, you know, what you saw for IonWorks in the quarter in terms of, you know, demand? Was that kind of ((inaudible)) strengthening as the quarter went on or was it kind of equal throughout?

Joseph Keegan: Well, it’s becoming fairly equal in terms of consumable purchases and I’d say the capital equipment cycle at the time was a big ticket item, so it does tend to take off as the quarter moves along. You know, we were exiting fourth quarter, so January is typically a softer month.

(Ross Mukin): And you said you saw strength in Japan geographically. What’s your exposure there, in Asia in general?

Joseph Keegan: Japan, I believe, is 10 to 12 percent Tim?

Timothy Harkness: It’s about 10.

Joseph Keegan: Ten percent of our total business, but we continue to be very optimistic about our Japan organization. You know, the end of last year, we talked about the fact that we opened up a second office in Tokyo and our team there is very strong. And the combination of both the molecular businesses and, you know, we’re completely direct in Japan.

So a combination of both the core molecular businesses plus our being completely direct with universal, in terms of MetaMorph and discovery one, it gives us a really good infrastructure in Japan.

(Ross Mukin): And just a final question. You also had talked about emerging markets. Do you guys sell direct into India at all?

Joseph Keegan: We’re not direct in either India or China. I’d say, you know, we’re evaluating that this year. We have distributors there today, but we, you know, are very conscious of the opportunities that exist there and we’ll be looking at them quite closely this year.

(Ross Mukin): Great. Thanks guys.

Joseph Keegan: OK.

Operator: Once again, press star one if you have a question. We’ll move on to Tim Curro with Value Holdings.

Tim Curro: Good morning gentlemen.

Joseph Keegan: Good morning.

Timothy Harkness: Hi Tim.

Tim Curro: Were there any non-recurring legal expenses in the quarter?

Joseph Keegan: No.

Tim Curro: All right and just a couple of other financial questions. Tim, what would you expect cap ex to be for the full year assuming Axon goes through on schedule?

Timothy Harkness: I guess we’ll be consistent with what we said previously. MDC on a standalone basis, we will be less than $750,000 per quarter for cap ex. I think at this point it’s too early to say what capital projects, if any, will have to be done after the acquisition. I would expect some.

I don’t have a good estimate for you at this point of what that number will be. It will not be significant. I would expect the additional amount to be less than a million in the quarter subsequent to close.

Tim Curro: OK. And regarding R&D, you said that you expected it to be about the same as 2003 in absolute dollars. What would you expect it to be in absolute dollars assuming Axon goes through?

Timothy Harkness: Yes, at this point, Tim, I don’t think we’re going to get into making specific estimates on the P&L line items post Axon. Until we get that business in here, do our re-budgeting, I think we’re going to hold back from giving specific estimates there.

Tim Curro: All right. Thank you.

Operator: Greg MacOsko with Lord Abbett has our next question.

Greg MacOsko: Yes. Thank you. With regard to your, you know, your outlook for ‘04, and you said that you expect gross margins to be 62 to 63 in a fairly narrow range. Does that include Axon?

Timothy Harkness: Again, everything that we’re giving in terms of estimates at this point are for MDC on a standalone basis. I think we did say in the call post the Axon announcement, that Axon’s gross margins are slightly below Molecular Devices and again, we’ll stay away from giving combined byline item guidance for the combined entity until we have the acquisition closed.

Greg MacOsko: But the point being that you’re pretty comfortable with the idea that it will be neutral for whatever period of time that it’s held for ‘04?

Timothy Harkness: I think our point is that it will be neutral to EPS guidance. I would expect there to be some movement in percentages of cost of goods sold, R&D and SG&A of the combined business at the end of the day. Net income as a percentage of revenue will be consistent and EPS will be consistent with where we’re at.

Greg MacOsko: And in terms of the combination of the two operations, is it conceivable that there could be some one-time expenses to accomplish that?

Timothy Harkness: Yes, that is conceivable and that would be – we would – those expenses would run through in the quarter that we close the transaction.

Greg MacOsko: So there would be expenses not capitalized?

Timothy Harkness: I would anticipate at this point that we would have some type of restructuring charge, as well as some type of in process R&D charge that we’ll run through in the quarter of close.

Greg MacOsko: OK. Thank you.

Operator: And there are no more questions at this time. I’ll turn the conference over to Dr. Keegan for any additional or closing remarks.

Joseph Keegan: As there are no more questions and in closing the conference call, we need to remind you that our discussions contain forward-looking statements and that there are a number of important factors that could cause our results to differ materially from those indicated by these forward-looking statements, including, among others, risk detail from time to time in our SEC reports.

We do not undertake any obligation to update forward-looking statements. Thank you all for your time this morning.

Operator: And that concludes today’s conference call. We thank you for your participation and have a nice day.

END